October 5, 2017

VIA EDGAR

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Rule 485(a) Filing for Calvert Management Series (the Registrant)

on behalf of Calvert Floating-Rate Advantage Fund (the Fund)

(1933 Act File No. 002-69565; 1940 Act File No. 811-03101) (the Filing)

Dear Ms. Larkin:

This letter responds to comments you provided telephonically to the undersigned on September 11, 2017, in connection with your review of the Filing, which was filed on behalf of the Registrant on July 25, 2017.  The comments and Registrant’s responses are set forth below.  All references herein to disclosure changes made by the Registrant relate to the Registrant’s filing on behalf of the Fund, pursuant to Rule 485(b) under the Securities Act of 1933, as amended with the SEC via the Edgar filing system, which is expected to occur on or about October 10, 2017.

Summary Prospectus

Comment 1:

Please explain why Other Expenses for Class R6 shares in the fee table are different from the other share classes listed in the fee table and confirm that the expense waiver for Class R6 shares is accurate as noted.

Response 1:

Other Expenses for Class R6 shares are different from Other Expenses listed for the  Fund’s other share classes because Class R6 shares are not subject to distribution fees, service fees or sub-accounting/recordkeeping or similar fees paid to financial intermediaries. Registrant confirms that the expense waiver for Class R6 shares is accurate as noted.

Securities and Exchange Commission

October 5, 2017

Comment 2:

In the Example, please note for a new fund only the 1 year and 3 year expense information is required per Form N-1A.

Response 2:

The requested disclosure has been deleted per the requirements of Form N-1A.

Comment 3:

The Principal Investment Strategies state the Fund will invest in Senior Loans.  Supplementary, please explain how loans are an appropriate investment for an open-end investment company due to their limited liquidity.

Response 3:

The portfolio managers of the Fund also manage the Eaton Vance senior loan funds and have extensive experience in managing open-end funds that invest in senior loans. Based on this experience, CRM believes senior loans are an appropriate investment for an open-end investment company.  In considering the liquidity of an instrument owned by the Fund, CRM will consider whether the instrument can be sold in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment.  CRM believes that senior loans meet this definition. Though the secondary market for senior loans is a private, unregulated inter-dealer or inter-bank resale market,  the volume of annual trades in the asset class as a percent of loans outstanding (an over $800 billion market) is relatively high versus certain other fixed income markets.  That said, senior loans may take longer to settle than securities due to a number of factors, including back-office operations of the large banks which process the loan closings and in some cases contractual restrictions that must be satisfied before a loan can be settled. The portfolio managers expect to settle net redemptions with cash holdings, selling other investments in securities which settle in 3 days or less, temporarily borrowing from banks or other lenders and selling loan investments. The Fund has a credit facility available for temporary borrowings as described under “More Information on Investment Objective, Investment Strategies and Risks – Borrowings” in the prospectus.

Comment 4:

The Principal Investment Strategies states “Money market instruments with a remaining maturity of less than 60 days are deemed floating-rate debt securities.”  Are there any other specific maturities that would be deemed floating-rate debt securities?

Response 4:

Registrant notes that the only specific maturity that currently would be deemed floating-rate debt securities are money market instruments with a remaining maturity of less than 60 days.

Comment 5:

Does the Fund have a duration strategy?  If so, please add disclosure relating to the duration strategy.

Response 5:

The Fund does not have a stated duration strategy.  As such, no additional disclosure has been added.

Securities and Exchange Commission

October 5, 2017

Comment 6:

In Principal Investment Strategies, under Responsible Investing, please include a reference to Appendix A: The Calvert Principals for Responsible Investment.

Response 6:

The requested change has been made.

Statutory Prospectus

Comment 7

In More Information on Investment Objective, Investment Strategy and Risks, under Borrowing, please update the numbers relating to the Fund’s borrowings.

Response 7:

The disclosure has been updated as requested.

Comment 8:

Please consider whether updates are required to Foreign Investments under More Information on Investment Objective, Investment Strategy and Risks, to address conditions associated with “Brexit.”

Response 8:

Registrant believes the disclosure contained under “More Information on Investment Objective, Investment Strategy and Risks - Foreign Investments” addresses the impact of political, economic and market developments abroad on the foreign securities in which the Fund may invests. As such, no additional disclosure has been added.

Comment 9:

If the Fund invests in contingent convertible securities, consider enhancing the disclosure for contingent convertible securities.

Response 9:

The Fund has no current intention to invest in contingent convertible securities. As such, no additional disclosure has been added.

Comment 10:

Supplementally, what percentage of the Fund will be invested in below investment grade non-agency securities?

Response 10:

The Fund has no current intention to invest greater than 5% of assets in below investment grade non-agency securities.

Securities and Exchange Commission

October 5, 2017

Comment 11:

If the Fund writes (sells) credit default swaps, confirm that it will segregate the full notional amount payable under the agreement.

Response 11:

The Fund does not currently intend to write (sell) credit default swaps.  Registrant confirms that it will segregate the full notional amount that would be payable under the agreement if the Fund enters into such a transaction.

Comment 12:

You state that the Trust may engage in total return swaps. When the Trust does engage in total return swaps, the Fund needs to set aside an appropriate amount of liquid assets as determined by the SEC and staff guidance to address Section 18 concerns. Please note the SEC has issued a release proposal to update the regulations for the fund use of derivatives for the purposes of Section 18. Please be aware that the SEC could issue a new rule and/or guidance related to fund use of derivatives, which could impact the manner in which the Fund operates.

Response 12:

Registrant acknowledges this comment.

Comment 13:

In Management of Fund Investments under Advisory Fees in the Fund’s Prospect, please explain why the advisory fee in the fee table does not match the management fee cited in the Fees and Expenses of the Fund in the Summary Prospectus.

Response 13:

In Management of Fund Investments under Advisory Fees in the Fund’s Prospectus, the management fee is based on gross assets and the management fee cited in the Fees and Expenses of the Fund in the Summary Prospectus is based on net assets as required by Form N-1.

Statement of Additional Information (SAI)

Comment 14:

Please note the cover page of the SAI appears to have incomplete red herring language.

Response 14:

Registrant acknowledges this comment.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.